SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                FORM 11-K


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) of the SECURITIES
     EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 1998.

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


        For the transition period _______________ to _______________

                       Commission File No.:   0-17286


                             PRIME BANCORP, INC.
              -------------------------------------------------
              (Exact Name of Issuer as Specified in its Charter)


        Delaware                                         23-2860688
------------------------                              ----------------
(State of Incorporation)                             (IRS Employer
                                                     Identification No.)



          7111 Valley Green Road, Fort Washington, PA  19034-2209
          -------------------------------------------------------
                  (Address of Principal Executive Offices)



                Prime Bancorp, Inc. Retirement Savings Plan
                -------------------------------------------
                           (Full Title of the Plan)

                            REQUIRED INFORMATION

(a) Prime Bancorp, Inc. Retirement Savings Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore in lieu of items 1-3 on Form 11-K, the statements of net assets available for plan benefits as of December 31, 1998 and 1997 and the related statements of changes in net assets available for plan benefits for each of the years in the three year period ended December 31, 1998 and the schedule of assets held for investment purposes as of December 31, 1998, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

(b) The following Exhibit is filed as part of this Annual Report on Form 11-k:

     23.1 Consent of Ernst & Young LLP
     23.2 Consent of KPMG LLP
     23.3 Independent Auditors' Report
     23.4 Management's Comments on Year 2000

                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees(or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:     June 29, 1998                Prime Bancorp, Inc. Retirement
                                                Savings Plan


                                         By: /s/ Harry Dingler, Jr.
                                          -------------------------
                                             Harry Dingler, Jr.
                                             Plan Administrator

Appendix 1




                              Financial Statements
                           and Supplemental Schedules

                               Prime Bancorp, Inc.
                             Retirement Savings Plan

                      Years ended December 31, 1998 and 1997
                        with Report of Independent Auditors

                   Prime Bancorp, Inc. Retirement Savings Plan

                 Financial Statements and Supplemental Schedules


                     Years ended December 31, 1998 and 1997


                                    Contents

Report of Independent Auditors. . . . . . . . . . . . . . . . . . . . . . . . .1

Audited Financial Statements

Statements of Net Assets Available for Plan Benefits. . . . . . . . . . . . . .3
Statements of Changes in Net Assets Available for Plan Benefits . . . . . . . .5

Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . .7

Supplemental Schedules

Item 27a - Schedule of Assets Held for Investment Purposes. . . . . . . . . . 15
Item 27d - Schedule of Reportable Transactions. . . . . . . . . . . . . . . . 16

Report of Independent Auditors

To the Trustees and Administrator
Prime Bancorp, Inc. Retirement Savings Plan

We have audited the accompanying statement of net assets available for plan benefits of the Prime Bancorp, Inc. Retirement Savings Plan as of December 31, 1998, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Prime Bancorp, Inc. Retirement Savings Plan for the year ended December 31, 1997, were audited by other auditors whose report dated June 1, 1998, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1998 financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Prime Bancorp, Inc. Retirement Savings Plan at December 31, 1998, and the changes in net assets available for plan benefits for the year then ended, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purpose of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and the 1998 fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly presented in all material respects in relation to the basic financial statements taken as a whole.



/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
June 25, 1999

                             Prime Bancorp, Inc. Retirement Savings Plan
                        Statements of Net Assets Available for Plan Benefits

                                          December 31, 1998
------------------------------------------------------------------------------------------------------
                 Money             Growth and  Certificates   Prime
                 Market   Growth     Income         of        Common      Bond   Participant
                 Funds     Funds      Funds      Deposit      Stock       Funds     Loans        Total
-------------------------------------------------------------------------------------------------------

Assets:
Investments at
fair value:
AIM International
 Equity Fund   $   -     $ 70,133  $    -      $    -       $    -      $   -     $   -      $   70,133
American Century
 Income & Growth
 Fund              -         -        451,816       -            -          -         -         451,816
Fidelity Puritan
 Fund              -         -        562,077       -            -          -         -         562,077
Neuberger &
 Berman Genesis
 Fund              -      197,758        -          -            -          -         -         197,758
Participant Loans  -         -           -          -            -          -      196,149      196,149
Prime Bancorp, Inc.
 common stock      -         -           -          -        3,188,288      -         -       3,188,288
Prime Bancorp, Inc.
 Stock Money Market
 Fund              -         -           -          -              671      -         -             671
Vanguard Money
Market Prime
Fund            946,102      -           -          -            -          -         -         946,102
Vanguard
  Intermediate U.S.
  Treasury Fund    -         -           -          -            -       273,383      -         273,383
Vanguard U.S.
  Growth Fund      -      359,246        -          -            -          -         -         359,246
               ----------------------------------------------------------------------------------------
Total
 investments   946,102    627,137    1,013,893      -        3,188,959   273,383   196,149    6,245,623
               ----------------------------------------------------------------------------------------
Receivables:
Employer's
Contributions   46,844     77,640       83,754      -          177,556    28,142      -         413,936
Participants'
Contributions    2,308     12,195       12,948      -           23,832     3,763      -          55,046
               ----------------------------------------------------------------------------------------
Total
 receivables    49,152     89,835       96,702      -          201,388    31,905      -         468,982
               ----------------------------------------------------------------------------------------
Net assets available
for plan
benefits      $999,254   $716,972   $1,110,595  $   -       $3,390,347   $305,288 $196,149   $6,714,605
              =========================================================================================

See accompanying notes to financial statements.

                     Prime Bancorp, Inc. Retirement Savings Plan

                                          December 31, 1997
               ---------------------------------------------------------------------------------------
                 Money             Growth and  Certificates   Prime
                 Market   Growth     Income         of        Common      ,Bond   Participant
                 Funds     Funds      Funds      Deposit      Stock       Funds     Loans        Total
               ---------------------------------------------------------------------------------------
Assets:
Investments at
fair value:
Benham GNMA
 Income Fund   $   -     $   -     $    -      $    -       $    -      $ 68,826  $   -      $   68,826
Dreyfus Short
Interest Government
Fund               -         -          -           -            -        81,817      -          81,817
Kaufmann Fund      -      164,432       -           -            -          -         -         164,432
Money Market
Fund              3,530      -          -           -            -          -         -           3,530
Bernman
 Focus Fund        -      193,711        -          -            -          -         -         193,711
 Guardian Fund     -         -         82,101       -            -          -         -          82,101
Participant Loans  -         -           -          -            -          -       69,034       69,034
Prime Bancorp, Inc.
 common stock      -         -           -          -        3,463,777      -         -       3,463,777
Prime Bank
Certificates of
Deposit            -         -           -       837,701         -          -         -         837,701
Vanguard
Wellington Fund    -         -        339,714       -            -          -         -         339,714
               ----------------------------------------------------------------------------------------
Total
 investments     3,530    358,143     421,815    837,701     3,463,777   150,643    69,034    5,304,643
               ----------------------------------------------------------------------------------------
Receivables:
Employer's
Contributions     -         3,396        4,220     1,833         8,458     1,625      -          19,532
Participants'
Contributions     -         6,640        9,100     3,279        17,924     3,640      -          40,583
               ----------------------------------------------------------------------------------------
Total
 receivables      -        10,036       13,320     5,112        26,382     5,265      -          60,115
              ----------------------------------------------------------------------------------------
Net assets available
for plan
benefits      $  3,530   $368,179   $  435,135  $842,813    $3,490,159   $155,908 $ 69,034   $5,364,758
              =========================================================================================

See accompanying notes to financial statements.

                     Prime Bancorp, Inc. Retirement Savings Plan

          Statements of Changes in Net Assets Available for Plan Benefits

                                          December 31, 1998
               ---------------------------------------------------------------------------------------
                 Money             Growth and  Certificates   Prime
                 Market   Growth     Income         of        Common      Bond   Participant
                 Funds     Funds      Funds      Deposit      Stock       Funds     Loans        Total
               ---------------------------------------------------------------------------------------
Additions to
net assets
attributable to:
Net realized
and unrealized
depreciation   $   -     $ 53,409  $   64,826  $    -       $ (664,366) $ 11,526  $   -     $ (534,605)
Dividend income    -       26,569      70,470       -           57,362      -         -        154,401
Interest income  35,455       181         231       -              386     9,344     7,662      53,259
               ---------------------------------------------------------------------------------------
Net Investment
income           35,455    80,159     135,527       -         (606,618)   20,870     7,662    (326,945)
Contributions:
Employer        113,495   217,472     228,545       -          381,592    68,047      -      1,009,151
Participants     33,534   129,491     130,927       -          209,137    32,917      -        536,006
               ---------------------------------------------------------------------------------------
Total
 contributions  147,029   346,963     359,472       -          590,729   100,964      -      1,545,157
Transfer in from
First Sterling
Plan             89,065   475,545      64,273       -             -       25,327    30,336     684,546
Rollovers        65,640     1,607      15,118       -           27,976    10,207      -        120,548
               ---------------------------------------------------------------------------------------
Total additions 337,189   904,274     574,390       -           12,087   157,368    37,998   2,023,306
Reductions in net
assets attributable to:
Withdrawals    (132,019) (109,066)    (51,174)      -         (370,754)  (10,446)     -       (673,459)
Total interfund
transfers       786,554  (446,415)    152,244   (842,813)      258,855     2,458    89,117        -
               ---------------------------------------------------------------------------------------
Net increase
(decrease)      991,724   348,793     675,460   (842,813)      (99,812)  149,380   127,115    1,349,847
Net assets available
for plan benefits:
Beginning of
 Year             3,530   368,179     435,135    842,813     3,490,159   155,908    69,034    5,364,758
               ----------------------------------------------------------------------------------------
End of Year    $995,254  $716,972  $1,110,595   $   -       $3,390,347  $305,288  $196,149   $6,741,605
               ========================================================================================

See accompanying notes to financial statements.

                   Prime Bancorp, Inc. Retirement Savings Plan

                                          December 31, 1997
               ---------------------------------------------------------------------------------------
                 Money             Growth and  Certificates   Prime
                 Market   Growth     Income         of        Common      Bond   Participant
                 Funds     Funds      Funds      Deposit      Stock       Funds     Loans        Total
               ---------------------------------------------------------------------------------------
Additions to
net assets
attributable to:
Net realized
and unrealized
depreciation   $   -     $ 15,408  $   32,415  $    -       $1,684,118  $    778  $   -     $1,732,719
Dividend income    -       29,603      38,116       -           67,000      -         -        134,719
Interest income      51      -           -        48,298          -        7,847     4,375      60,571
               -------------------------------------------------------------------------------------
Net Investment
income               51    45,011      70,531     48,298     1,751,118     8,625     4,375   1,928,009
Contributions:
Employer            448    50,281      62,268     44,559       127,391    24,302      -        309,289
Participants      1,502    52,107      70,875     33,652       151,701    27,538      -        337,375
               --------------------------------------------------------------------------------------
Total
 contributions    1,990   102,388     133,143     78,211       279,092    51,840      -        646,664
Rollovers          -        4,955       4,955       -           33,537      -         -         43,447
               ---------------------------------------------------------------------------------------
Total additions   2,041   152,354     208,629    126,509     2,063,747    60,465     4,375   2,618,120
Reductions in net
assets attributable to:
Withdrawals        (406)  (13,778)    (12,582)   (37,396)     (428,016)   (6,950)     -       (499,128)
Total interfund
transfers           328    30,607       2,168    (24,956)      (52,327)    3,492    40,688        -
               ---------------------------------------------------------------------------------------
Net increase      1,963   169,183     198,215     64,157     1,583,404    57,007    45,063   2,118,992
Net assets available
for plan benefits:
Beginning of
 Year             1,567   198,996     239,920    778,656     1,906,755    98,901    23,971    3,245,766
               ----------------------------------------------------------------------------------------
End of Year    $  3,530  $368,179  $  435,135   $842,813    $3,490,159  $155,908  $ 69,034   $5,364,758
               ========================================================================================

See accompanying notes to financial statements.

           Prime Bancorp, Inc. Retirement Savings Plan

                  Notes to Financial Statements

                        December 31, 1998

1. Description of Plan

The following description provides only general information about the Prime Bancorp, Inc. (the Company) Retirement Savings Plan (the
Plan) which became effective July 1, 1984. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan changed its trustee and recordkeeper from Charles Schwab and Fidelity Federal, respectively, to Delaware Charter Guaranty and Trust effective January 1, 1998.

The Company merged with First Sterling Bancorp, Inc. on December 31, 1996. As a result, all First Sterling employees as of December 31, 1996 became employees of the Company and adopted the Plan. Assets of the former First Sterling Plan were transferred to the Plan, at their current value, with no recorded gain or loss, on January 23, 1998.

General

The Plan is a salary reduction plan, also called a "401(k) plan," covering all full- and part-time employees of the Company who have attained age twenty-one. Previous to January 1, 1998, participants were also required to have completed one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan, up to a maximum of $10,000. The Company may contribute a matching contribution based on the amount of the participant's elected salary reduction. Currently, the Company matches 66-2/3% on the first 6% of the participants' elected compensation. Additional amounts may be contributed at the option of the Company's board of directors. Discretionary contributions amounted to $385,000 in 1998 and $199,000 in 1997.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocation of (i) the Company's contribution and
(ii) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

          Prime Bancorp, Inc. Retirement Savings Plan

1. Description of Plan (continued)

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after five years of credited service.

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions to various investment options. Effective January 1, 1998, participants holding plan investments at Charles Schwab were required to transfer all investments, excluding Prime Bancorp, Inc. common stock, to new investment options offered by the Plan. Investment options available for each respective year are listed below.

Growth Funds - The growth funds for the year ended December 31, 1998 included the AIM International Equity Fund, the Neuberger & Berman Genesis Trust Fund, and the Vanguard U.S. Growth Fund. The growth funds for the year ended December 31, 1997 included the Kaufmann Fund and the Neuberger & Berman Focus Fund. These funds aim for capital appreciation by investing in a broad range of companies that are perceived to be undervalued and undergoing positive changes or turnarounds.

Growth & Income Funds - The growth and income funds for the year ended December 31, 1998 included the American Century Growth and Income Fund and the Fidelity Puritan Fund. The growth and income funds for the year ended December 31, 1997 included the Vanguard Wellington Fund and the Neuberger & Berman Guardian Fund. These funds' goals are to focus on long-term capital growth and growth of income given strong current income. The funds typically invest in securities (stocks and bonds) of dividend-paying companies with continued earnings growth potential.

Prime Bank Certificates of Deposit - Interest-bearing certificates issued by the Bank at terms ranging from 6 months to 60 months and rates ranging from 4.4% to 6.30% for the year ended December 31, 1997. This option was not available for the year ended December 31, 1998.

            Prime Bancorp, Inc. Retirement Savings Plan

1. Description of Plan (continued)

Prime Bancorp, Inc. Common Stock - The plan sponsor seeks long-term capital growth, current income and growth of income. If monies available from contributions are insufficient to purchase a whole share of Prime Bancorp, Inc. common stock, such amount is invested on a short-term basis in a money market fund, which emphasizes liquidity and preservation of capital by investing in short-term instruments (maturing in one year or less). The money market fund is not a direct participant investment option and was available for the years ended December 31, 1998 and 1997.

Bond Funds - The bond funds for the year ended December 31, 1998 included the Vanguard Intermediate-Term U.S. Treasury Fund. The bond fund for the year ended December 31, 1997 included the Benham GNMA Income Fund and the Dreyfus Short Interest Government Fund. These funds seek high income consistent with a high degree of principal stability by investing primarily in intermediate-term U.S. Government securities or in short-term, high-quality bonds (rated AAA or AA) in 1997.

Previous to January 1, 1998, participants could change their investment options quarterly. On January 1, 1998 and subsequent, investment options could be changed at any time.

Loan Fund

Participants may borrow from their fund accounts any amount up to a maximum equal to the lesser of (i) $50,000 or (ii) 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the various investment funds from (to) the participants' Loan Fund. Loan terms range from 1-5 years except for the purchase of a primary residence, for which the range is 1-25 years.

The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Loan Committee. Principal and interest are paid ratably through biweekly payroll deductions.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant will receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. For termination of service due to other reasons, a participant receives the value of the vested interest in his or her account as a lump-sum distribution.

          Prime Bancorp, Inc. Retirement Savings Plan

1. Description of Plan (continued)

Forfeited Accounts

Forfeited nonvested accounts may be used to reduce future employer contributions. There were no material forfeited nonvested accounts in 1998 and 1997.

Rollovers

Participants are permitted to deposit into the Plan, distributions received from other qualified plans (i.e., rollovers). Rollovers from other plans are allocated to the various funds based on the participant's direction. Participants are 100% vested in these rollovers.

Administrative Fees

All administrative expenses incurred by the Plan are paid for by the Company.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments in mutual funds are carried at fair value, measured by net asset value reported by the respective mutual funds. The value of units of the mutual funds is based on the underlying fair value of the investments within the funds.
Prime Bancorp, Inc. Common Stock is stated at fair value based on quoted market price. The certificates of deposit are carried at par which approximates fair value. Employee loans are stated at their unpaid principal balance which approximates fair value.

          Prime Bancorp, Inc. Retirement Savings Plan

2. Summary of Significant Accounting Policies (continued)

Securities transactions are recognized on the trade date. Realized gains and losses on investments are based on the fair value of shares or securities sold less the average historical cost. Changes in unrealized appreciation (depreciation) are included in investment income.

Payment of Benefits

Benefits are recorded when paid.

3. Investments

Investments as of December 31, 1998 and 1997 are as follows:

                                          1998                             1997
                                ----------------------------------------------------------
                                 Historical                       Historical
                                    Cost        Fair Value           Cost      Fair  Value
                               -----------------------------------------------------------

Benham GNMA Income Fund;  6,444
  shares at 12/31/97             $   -           $   -             $ 67,335       $ 68,826

Dreyfus Short Interest Government
  Fund; 7,548 shares at 12/31/97     -               -               81,665         81,817

Kaufmann Fund; 25,813 shares at
   12/31/97                          -               -              152,010        164,432

Neuberger & Berman:
  Focus Fund; 5,856 shares at
  12/31/97                           -               -              190,549        193,711

Guardian Fund; 3,170 shares at
  12/31/97                           -               -               82,578         82,101

Genesis Fund; 9,723 shares at
  12/31/98                        219,686         197,758              -              -

Vanguard Money Market Prime
 Portfolio; 946,102 shares at
 12/31/98                         946,102         946,102*             -              -

Vanguard Intermediate US
 Treasury Portfolio; 24,540
 shares at 12/31/98               264,308         273,383              -              -

Vanguard US Growth Portfolio;
 9,583 shares at 12/31/98         300,138         359,246*             -              -

Fidelity Puritan Fund; 28,006
 shares at 12/31/98               573,447         562,077*             -              -

American Century Income &
 Growth; 15,447 shares at
 12/31/98                         429,302         451,816*             -              -

Aim International Equity Fund;
3,769 shares at 12/31/98           68,117          70,133              -              -


          Prime Bancorp, Inc. Retirement Savings Plan

3. Investments (continued)

                                                   1998                    1997
                                         -------------------------------------------------
                                         Historical               Historical
                                            Cost     Fair Value      Cost      Fair Value
                                         -------------------------------------------------

Prime Bancorp, Inc. Common Stock,
  202,431 shares at 12/31/98; 185,558
  shares at 12/31/97                     $3,663,358  $3,188,288*  $1,074,752   $3,463,777*

Prime Bank Certificates of Deposit,
  $837,701 par value at 12/31/97              -           -          837,701      837,701*

Prime Bancorp, Inc. Stock Money
  Market Fund, 671 shares at
  12/31/98; 3,530 shares at 12/31/97            639         671        3,530        3,530

Vanguard Wellington Fund, 11,535
  shares at 12/31/97                          -           -          307,343      339,714

Participant l;oans, with interest rates
  ranging from 7% to 10% and
  maturity dates ranging from 1/31/98
  to 7/30/23                                196,149     196,149       69,034       69,034
                                         ------------------------------------------------
                                         $6,661,246  $6,245,623   $2,866,497   $5,304,643
                                         ================================================

 * Individual investments that represent 5 percent or more of the Plan's assets available for benefits.

          Prime Bancorp, Inc. Retirement Savings Plan

3. Investments (continued)

The following table shows the participation in each of the respective funds as of December 31, 1998, and includes participants who elected more than one investment option:

Vanguard Money Market Prime Portfolio                 177
Vanguard Intermediate US Treasury Portfolio           131
Vanguard US Growth Portfolio                          147
Fidelity Puritan Fund                                 187
American Century Income & Growth                      169
AIM International Equity Fund                          83
Neuberger Berman Genesis Fund                         138
Prime Bancorp, Inc.                                   219

The following table shows the participation in each of the respective funds as of December 31, 1997, and includes participants who elected more than one investment option:

Kaufmann Fund                                          82
Neuberger & Berman Focus Fund                          78
Vanguard Wellington Fund                              108
Neuberger & Berman Guardian Fund                       46
Prime Bank Certificates of Deposit                    131
Prime Bancorp, Inc. Common Stock                      160
Benham GNMA Fund                                       38
Dreyfus Short Interest Government Fund                 45

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue service dated December 1, 1989, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Additionally, an updated letter dated March 19, 1997 was received from the Internal REvenue Service in connection with the plan amendments adopted pursuant to section 401 (a) of the Code of 1986 as amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

          Prime Bancorp, Inc. Retirement Savings Plan

5. Description of Priorities Upon Plan Termination

Although the Company has not expressed any intention of terminating the Plan, it may do so at any time. Upon termination, all amounts credited to the participant accounts will become 100% vested. A reduction in the value of the participant account would occur if market value losses, surrender charges or deferred sales charges are incurred when Plan investments are liquidated for distribution.

6. Subsequent Event

On February 17, 1999, the Company entered into a definitive Agreement Plan of Merger pursuant to which Summit Bancorp, Inc. ("Summit") will acquire Prime. The transaction is subject to customary regulatory approvals and is anticipated to be completed in the third quarter of 1999.

          Prime Bancorp, Inc. Retirement Savings Plan

   Item 27a - Schedules of Assets Held for Investment Purposes


                                                       -------------------------
                                                        Historical     Current
                                                           Cost        Value
                                                       -------------------------
Vanguard Money Market Prime Portfolio, 946,102 units   $  946,102    $  946,102
Vanguard Intermediate US Treasury Portfolio, 24,540
  units                                                   264,308       273,383
Vanguard US Growth Portfolio, 9,583 units                 300,138       359,246
Fidelity Puritan Fund, 28,006 units                       573,447       562,077
American Century Income & Growth, 15,447 units            429,302       451,816
AIM International Equity Fund, 3,769 units                 68,117        70,133
Neuberger Berman Genesis Fund, 9,723 units                219,686       197,758
Prime Bancorp, Inc. Common Stock, 202,431 shares*       3,663,358     3,188,288
Prime Bancorp, Inc. Stock Money Market Fund,
  671 units*                                                  639           671
Participant loans, with interest rates ranging from 7%
  to 10%, and maturity dates ranging from 1/31/99 to
  7/30/24                                                   -           196,149
                                                       -------------------------
Total investments                                      $6,465,097    $6,245,623
                                                       =========================


* Represents a party-in-interest to the Plan.

           Prime Bancorp, Inc. Retirement Savings Plan

         Item 27d - Schedule of Reportable Transactions

                         Year ended December 31, 1998
-----------------------------------------------------------------------------
Identity of
   Party                               Purchase                     Net Gain
 Involved     Description of Asset       Price     Selling Price     (Loss)
-----------------------------------------------------------------------------

Category (iii) - Series of transactions in excess of 5 percent of plan assets:
------------------------------------------------------------------------------

* Vanguard    Vanguard Money          $1,723,792     $  777,690     $      -
                Market
* Vanguard    Vanguard U.S.              283,896         19,775           40
                Treasury
* Vanguard    Vanguard U.S.              492,476        195,840        3,501
                Growth
* Fidelity    Fidelity Puritan           634,141         57,906       (2,789)
* American    American Century
  Century       Income & Growth          512,274         78,707       (4,265)
* AIM         AIM International
                Equity                   141,493         74,575        1,252
* Neuberger
  & Bernman   N & B Genesis Fund         328,841        105,312       (3,843)
**            Prime Bancorp, Inc.
                Common Stock             865,711        476,874     (123,970)
**            Prime Bancorp, Inc.
                Stock Money Market
                Fund                     909,147        908,476            -
* Vanguard    Vanguard Wellington          9,268        372,096       29,510

* Prime Bancorp,
  Inc.        Prime CD                    21,741        864,554            -



* Party-in-interest to the Plan.

** Transactions made on the market.

There were no category (i), (ii), or (iv) reportable transactions during 1998.

                          EXHIBIT INDEX

EXHIBIT NO.          DESCRIPTION                          LOCATION
-----------          -----------                          --------
   23.1              Consent of Ernst & Young LLP         Filed herewith
   23.2              Consent of KPMG LLP                  Filed herewith
   23.3              Independent Auditors' Report         Filed herewith
   23.4              Management's Comments on Year 2000   Filed herewith